As filed with the Securities and Exchange Commission on December 7, 2005
Registration No. 333-119348

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT

NAVARRE CORPORATION

(Exact name of registrant as specified in its charter)

Minnesota	41-1704319

(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

7400 49th Avenue North, New Hope, Minnesota	55428
(Address of principal executive offices)	(Zip Code)

VIA EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Adam F. Halper

Re:	Navarre Corporation
Registration Statement on Form S-3 (Registration No. 333-119348)
Ladies and Gentlemen:
     Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned authorized officer of Navarre Corporation, a Minnesota corporation (“Navarre”), hereby requests that the Registration Statement on Form S-3, including all exhibits thereto (Registration No. 333-119348) (the “Registration Statement”), relating to Navarre’s debt securities, preferred stock, common stock, warrants, depository shares, stock purchase contracts and stock purchase units (the “Securities”), be withdrawn, effective immediately. The Registration Statement was originally filed with the Securities and Exchange Commission on September 28, 2004, has not been declared effective, and no offers or sales have been made or will be made under the Registration Statement. Navarre requests the withdrawal of the Registration Statement because it has abandoned this investment vehicle.
     Navarre also requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to Navarre’s account for future use.
     If you have any questions regarding this application for withdrawal, please contact the undersigned at (763) 535-8333 or Phil Colton at Winthrop & Weinstine, P.A., counsel to Navarre, at (612) 604-6729.

Dated: December 7, 2005	NAVARRE CORPORATION
	By:	/s/ Eric H. Paulson
Eric H. Paulson
Chief Executive Officer